TSX-V: MAD                                OTCBB: MRDDF                        FSE: MRG

Suite 1500 - 701 West Georgia St, Vancouver, BC. V7Y 1C6

Tel: (604) 689-4580    Toll Free: 1-877-689-4580

www.mirandagold.com

DRILL RESULTS ANNOUNCED FROM

MIRANDA GOLD’S ANGEL WING PROJECT

Vancouver, BC, Canada – November 29, 2010 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) announces drill results from Angel Wing, a sediment hosted gold and epithermal vein project in Elko County, Nevada.  Miranda’s exploration funding partner Ramelius Resources Ltd. (“Ramelius”) (ASX: RMS) completed 1,500 ft (457 m) of drilling in five holes.   Unfavourable drilling conditions forced the early termination of the drill program, which was to include a total of 4,000 ft (1,212 m) of drilling in eight to ten holes.

Miranda’s President and CEO, Ken Cunningham states “although we did not drill as many holes as anticipated we are pleased with the initial results.  These results show that the location and continuity of the main vein is predictable. In addition, we encountered additional “blind” veins that suggest this is a robust system that will ultimately require drill testing both down-dip and along the entire length of the vein.”

The drill program at Angel Wing was designed to test: 1) the DaVinci vein, where surface channel sampling had returned 10 ft (3 m) of 0.736 oz Au/t (25.2 g Au/t) and 2.6 oz Ag/t (89.2 g Ag/t) and, 2) the Goya zone, where silicified sediments with quartz veining returned surface values of up to plus 0.300 oz Au/t (10.3 g Au/t) over coincident chargeable and resistive IP anomalies. The DaVinci vein is 850 ft (260 m) west of the Goya area and they represent two separate veins.

Of particular note were intervals of 5 ft of 0.118 oz Au/t (1.5 m of 4.05 g Au/t) and 5 ft of 0.111 oz Au/t (1.5 m of 3.80 g Au/t) in hole AW10-03 intersected in the DaVinci vein. These mineralized intersections in AW10-03 are separated by intervals of no sample due to the bad ground encountered during drilling.  The no sample intervals represent voids or cavities in the limestone host rock.  Although mineralization extends to the end of the hole, it had to be abandoned due to loss of the drill hammer.  AW10-01, 02 and 03 were drilled from the same pad. AW10-01 and AW10-03 were angle holes directed east and hit the DaVinci vein at approximately 60 ft (18.29 m) and 125 ft (38.1 m) respectively below the surface exposure.  AW10-02 was directed northeast and hit the vein approximately 100 ft (30.48 m) to the north along strike and at a depth of approximately 230 ft (70.1 m) below the surface.  Drill holes AW10-01, 02, 03 all hit the DaVinci vein as projected suggesting good continuity of the vein. In addition, two veins were intersected that were not observed at surface.

The two blind veins confirm that sub parallel veins are unexposed at Angel Wing. In a classic epithermal vein system model, multiple sub parallel veins sets can branch and horsetail at a higher level above a primary vein containing bonanza grade ore. The presence of multiple vein sets, which may branch from a deeper main vein provide further encouragement for 2011 drilling.

A detailed drilling map and explanatory geological model for Angel Wing can be viewed at http://www.mirandagold.com/s/Update.asp?ReportID=430676.

All significant drill intercepts (defined as any mineralization grading 0.010 oz Au/t (0.342 g Au/t) or 0.292 oz Ag/t (10 g Ag/t) or better over 5 ft (1.5 m) lengths are presented in the following table:

Hole ID	Interval (ft)	Length (ft) *	Grade (oz Au/t)	Grade (oz Ag/t)	Length (m) *	Grade (g Au/t)	Grade (g Ag/t)
AW10-01	70-80	no sample
	80-95	15	0.020	0.181	4.6	0.70	6.21
	205-220	15	0.028	0.041	4.6	0.96	1.42
AW10-02	270-310	40	0.003	0.693	12.2	0.11	23.74
AW10-03	50-65	15	0.020	0.133	4.6	0.69	4.57
Includes	55-60	5	0.041	0.088	1.5	1.40	3.02
	105-120	15	0.057	0.222	4.6	1.96	7.60
Includes	110-115	5	0.118	0.225	1.5	4.05	7.70
	120-125	no sample
	125-135	10	0.064	0.130	3.0	2.20	4.55
Includes	125-130	5	0.111	0.105	1.5	3.80	3.58
	135-140	no sample
	140-155	15	0.025	0.227	4.6	0.86	7.77
Includes	140-145	5	0.040	0.193	1.5	1.38	6.60
AW10-04	25-30	5	0.041	0.020	1.5	1.39	0.68
	35-40	5	0.010	0.032	1.5	0.34	1.11
	80-95	15	0.020	0.097	4.6	0.70	3.33
	140-145	5	0.013	0.031	1.5	0.43	1.06
	230-235	5	0.003	1.285	1.5	0.10	44.0
	250-255	5	0.001	0.302	1.5	0.05	10.35
AW10-05	55-70	15	0.026	0.105	4.6	0.89	3.58
	130-135	5	0.014	0.170	1.5	0.49	5.81

* Drilled intersections; True widths cannot be estimated at this time.

Drilling was suspended due to weather conditions and poor sample recovery and will continue in the early 2011 field season. Less than 150 ft (46 m) of strike length was tested in the DaVinci vein and Goya zone.  Only a very small part of a multiple vein system extending over 1.24 mi  (2 km) has been tested thus far.  A detailed IP survey over the available 1.24 mi (2 km) strike of the low sulphidation epithermal vein field at Angel Wing will be completed during the 2011 field season ahead of additional drilling. Ramelius will continue to drill at depth and along strike of the DaVinci vein and test other veins inferred from the IP survey.

The data disclosed in this press release have been reviewed and verified by President & CEO Ken Cunningham, P.G, MSc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Agnico-Eagle USA Limited, Montezuma Mines Inc., Navaho Gold Pty Ltd., NuLegacy Corporation, Piedmont Mining Company Inc., Ramelius Resources Ltd. and Red Eagle Mining Corporation.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Manager, Investor Relations 1-877-689-4580.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.